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SEC Mail Processing Section

FEB 28 2017

Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43227

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coastal Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

920 Memorial City Way, 11th Floor
(No. and Street)

Houston	TX	77024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Folk 713-435-4320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver, LLP
(Name – *if individual, state last, first, middle name*)

24 Greenway Plaza	Houston	TX	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

gca

OATH OR AFFIRMATION

I, Brian Folk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coastal Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE R. HOLLAND
Notary Public, State of Texas
My Commission Expires
February 10, 2018

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM........................1

FINANCIAL STATEMENTS

Statement of Financial Condition.. 2

Statement of Operations 3

Statement of Changes in Stockholder's Equity.. 4

Statement of Cash Flows 5

Notes to Financial Statements 7

SUPPLEMENTAL INFORMATION

Schedule of Computation of Net Capital, Aggregate Indebtedness, and
Ratio of Aggregate Indebtedness to Net Capital under Rule 15c3-1............................23

Schedule for Determination of Customer Account Reserve Requirement
of Brokers and Dealers under Rule 15c3-3, Exhibit A and Related Notes.....................24

Schedule of Information for Possession or Control Requirements
of Brokers and Dealers under Rule 15c3-3...25

COMPLIANCE REPORT

Report of Independent Registered Public Accounting Firm..26

Coastal Securities, Inc. Compliance Letter...27

SECURITIES INVESTOR PROTECTION CORPORATION AGREED UPON PROCEDURES

Report of Independent Registered Public Accounting Firm on Applying
Agreed Upon Procedures..28

General Assessment Reconciliation (Form SIPC-7)..30

weaver
Assurance · Tax · Advisory

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Coastal Securities, Inc.
Houston, Texas

We have audited the accompanying statement of financial condition of Coastal Securities, Inc. (the Company) as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coastal Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital under Rule 15c3-1, the Schedule for Determination of Customer Account Reserve Requirement of Brokers and Dealers under Rule 15c3-3, Exhibit A and Related Notes, and the Schedule of Information For Possession or Control Requirements of Brokers and Dealers under Rule 15c3-3 (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 under the Securities Exchange Act of 1934. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 27, 2017

COASTAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash and cash equivalents	$	8,513,760
Cash - restricted		524,337
Securities financed under repurchase agreements, at fair value		274,974,647
Securities owned, at fair value		364,973,182
Sales proceeds receivable		25,427,175
Accrued interest and loan principal receivable, net		4,754,146
Receivable from parent company		2,831,057
Property and equipment, net of accumulated depreciation and amortization of $2,898,883		1,280,631
Other assets		926,684
Total assets	$	684,205,619
LIABILITIES		
Amounts payable under repurchase agreements	$	284,546,060
Payable to clearing organization		167,539,694
Bank borrowings - related party		108,937,645
Amounts payable for securities		27,474,973
Accounts payable and accrued liabilities		7,825,460
Deferred lease incentive		670,768
Total liabilities		596,994,600
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, $0.0001 par value, 1,000 shares authorized issued and outstanding		-
Additional paid-in capital		57,357,417
Retained earnings		29,853,602
Total stockholder's equity		87,211,019
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	684,205,619

The Notes to Financial Statements are
an integral part of this statement.

COASTAL SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2016

REVENUES	
Commissions	$ 26,160,186
Public finance fees	1,439,589
Interest	24,805,850
Trading gains, net	19,955,606
Other	138,959
Total revenues	72,500,190
EXPENSES	
Sales and commissioned trader compensation	19,296,031
Employee compensation and benefits	13,386,172
Clearance and execution	1,624,550
Occupancy, operating and overhead	5,493,919
Interest	10,750,960
Total expenses	50,551,632
NET INCOME	$ 21,948,558

The Notes to Financial Statements are
an integral part of this statement.

COASTAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2016

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE, beginning of year	1,000	$ -	$ 47,050,234	$ 33,371,312	$ 80,421,546
Net income	-	-	-	21,948,558	21,948,558
Distributions	-	-	-	(19,131,457)	(19,131,457)
CFH ESOP earnings by CSI employees - Note 13	-	-	10,307,183	(6,334,811)	3,972,372
BALANCE, end of year	1,000	$ -	$ 57,357,417	$ 29,853,602	$ 87,211,019

The Notes to Financial Statements are
an integral part of this statement.

COASTAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	21,948,558
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		320,179
Compensation expense for CFH ESOP earnings by CSI employees		3,972,372
Changes in operating assets and liabilities		
Securities financed under repurchase agreements		(21,508,355)
Securities owned		142,363,729
Sales proceeds receivable		(1,945,368)
Accrued interest and loan principal receivable		(6,876)
Receivable from parent company		(2,833,549)
Other assets		20,064
Amounts payable under repurchase agreements		16,931,065
Payable to clearing organization		(99,252,581)
Amounts payable for securities		(19,758,566)
Bank borrowings - related party		(17,010,963)
Accounts payable and accrued liabilities		2,097,276
Net cash provided by operating activities		25,336,985
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment		(124,842)
Net cash used in investing activities		(124,842)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to CFH		(19,131,457)
Net cash used in financing activities		(19,131,457)
Increase in cash		6,080,686
CASH AND EQUIVALENTS, beginning of year		2,957,411
CASH AND EQUIVALENTS, end of year	$	9,038,097

The Notes to Financial Statements are
an integral part of this statement.

COASTAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016
(CONTINUED)

RECONCILIATION OF ENDING CASH BALANCE		
Cash and cash equivalents	$	8,513,760
Cash - restricted		524,337
CASH AND EQUIVALENTS, end of year	$	9,038,097
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest paid in cash	$	10,691,125
State income taxes paid	$	38,567

The Notes to Financial Statements are an integral part of this statement.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Organization

Coastal Securities, Inc. (CSI or the Company) conducted operations as Coastal Securities, L.P. (the Partnership) until December 31, 2006. Effective January 1, 2007, Coastal Securities, L.P. merged into Coastal Financial Holdings, Inc. (CFH) and the partners converted their general and limited partnership interests to common stock. CFH then transferred all assets and liabilities at the Partnership's basis to Coastal Securities, Inc. for all of their outstanding shares, making CSI a wholly-owned subsidiary of Coastal Financial Holdings, Inc.

Nature of Business

Coastal Securities, Inc. (a Delaware Corporation) conducts its business as a registered securities broker dealer. The Company's broker dealer business consists of the buying, selling, and trading of government and government agency guaranteed securities and corporate and municipal bonds. The Company maintains inventories of these securities which are acquired in the new issue and secondary markets. Certain securities transactions are executed by CSI on behalf of its customers through a clearing broker dealer who carries such accounts on a fully disclosed basis. These security transactions are settled and cleared pursuant to a clearing agreement with the clearing broker. Small Business Administration (SBA) and other government guaranteed security transactions are self-cleared. In addition, CSI conducts public finance activities.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies that are in conformity with U.S. generally accepted accounting principles and which are followed consistently by the Company in the preparation of its financial statements. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Securities Transactions

Securities transactions and related revenue and expense are normally recorded in the accounts on a trade date basis. Certain securities transactions, primarily those involving securities guaranteed by the SBA, are executed on a when, as, and if issued basis and may have settlement dates up to several months after the trade date. The increase or decrease in unrealized gain or loss is included in trading gains, net in the statement of operations.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Interest Only Strips

Interest only strips, or originator fees, are created from stripping a portion of the interest rate from the guaranteed portion of an SBA loan. The interest only strip is recognized once the originator fee is confirmed. The increase or decrease in unrealized gain or loss is included in trading gains, net in the statement of operations.

Repurchase Agreements

The repurchase agreements entered into by the Company are primarily, by their terms, financing arrangements. The contractual liability amounts have been recorded as amounts payable under repurchase agreements, and the securities subject to such repurchase agreements have been recorded as securities financed under repurchase agreements.

Commissions

Commissions are recorded on a trade date basis as securities transactions occur and are paid to the employees on a settlement date basis.

Public Finance Fees

Underwriting revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent, and is included in public finance fees in the statement of operations. Underwriting management fees and sales concessions are recorded on the settlement date. Underwriting fees are recorded at the time the underwriting is completed, and the related income is readily determinable.

Accrued Interest and Loan Principal Receivable

Accrued interest and loan principal receivable includes interest accrued on SBA interest only strips in inventory, SBA loans and pools in inventory, as well as principal and interest payments due from the servicer on SBA loans and pools. The allowance for doubtful accounts totaled $153,813 at December 31, 2016.

Property and Equipment

Property and equipment are comprised of communications and technical equipment, furniture, fixtures, and leasehold improvements, and are carried at cost less accumulated depreciation and amortization. Leasehold improvements are amortized over the life of the lease. Other property and equipment are depreciated on a straight-line basis over estimated useful lives of two to five years.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes

The Company is included in the consolidated federal income tax return filed by CFH. The Company and CFH have elected to be taxed as S-Corporations and will be treated as flow-through entities for income tax purposes, similar to a partnership. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the shareholders of CFH and are included in their personal tax returns even though such net taxable income or tax credits may not have actually been distributed. Accordingly, no tax provision has been made in the financial statements of the Company since the income tax is an obligation of the individual shareholders of CFH.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes." ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, and disclosures. As of December 31, 2016, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company recognizes interest and penalties on state income taxes in the statement of operations. For the year ended December 31, 2016, the Company had no interest and penalties on state income taxes. The Company has recorded an estimated Texas Margin Tax provision totaling $81,433 as of December 31, 2016. The Company paid $38,567 for 2015 Texas Margin taxes in 2016.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include cash held in banks and a money market account. Cash equivalents include financial instruments with original maturities of 90 days or less.

At December 31, 2016, cash-restricted includes $24,337 of funds held in a segregated account for the Company's employees and $500,000 in a reserve bank account.

NOTE 3. FINANCIAL INSTRUMENTS

The Company adopted FASB ASC 820, "Fair Value Measurement", as of January 1, 2008. FASB ASC 820 establishes a framework for using fair value to measure assets and liabilities and defines fair value as the price that would be received to sell an asset or paid to transfer a liability as opposed to the price that would be paid to acquire the asset or received to assume the liability. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. A fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the value based on inputs the Company uses to derive fair value measurements. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs: Are quoted market prices (unadjusted) for identical assets or liabilities traded in active markets.

Level 2 inputs: Are quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 inputs: Are significant unobservable inputs for the asset or liability and rely on management's own estimates for assumptions that market participants would use in pricing the asset or liability that include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

Securities consist primarily of SBA guaranteed loans and pools, U.S. government agency securities, municipal securities and SBA interest only strips.

The Company utilizes quoted market prices of similar instruments or broker and dealer quotations to value the SBA guaranteed loans and pools, U.S. government agency securities, and municipal securities which follows a market approach. Such instruments are generally classified in Level 2 of the fair value hierarchy.

The Company values SBA-unguaranteed interests in 504 loans based on individual loan characteristics, such as industry type and pay history which generally follows an income approach. Furthermore, these valuations are reduced due to restrictions on trading. Such instruments are generally classified in Level 3 of the fair value hierarchy.

NOTE 3. FINANCIAL INSTRUMENTS - CONTINUED

Interest only strips are valued at fair value based on an income approach using an internal valuation model. The internal valuation model includes assumptions regarding projections of future cash flows, prepayment rates, default rates and interest only strip terms. These securities bear the risk of loan prepayment or default that may result in the Company not recovering all or a portion of its recorded investment. When appropriate, valuations are adjusted for various factors including default or prepayment status of the underlying SBA loans. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed, and may change materially in the near term. Such instruments are generally classified in Level 3 of the fair value hierarchy.

The following table presents financial assets measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities financed under repurchase agreements				
SBA-guaranteed loans	$ -	$ 151,899,141	$ -	$ 151,899,141
SBA-guaranteed pools	-	123,075,506	-	123,075,506
Securities owned				
SBA-guaranteed loans	-	130,207,660	-	130,207,660
SBA-guaranteed pools	-	219,443,858	-	219,443,858
U. S. government agency securities, primarily mortgage backed	-	181,676	-	181,676
Municipal securities	-	9,994,472	-	9,994,472
SBA-interest only strips	-	-	3,294,283	3,294,283
SBA-unguaranteed interests in 504 loans	-	-	1,851,233	1,851,233
Total	$ -	$ 634,802,313	$ 5,145,516	$ 639,947,829

There were no significant transfers between Level 1 and Level 2 securities for the year ended December 31, 2016.

The following table presents quantitative information as of December 31, 2016 with respect to assets measured and carried at fair value on a recurring basis with the use of significant unobservable inputs (Level 3):

NOTE 3. FINANCIAL INSTRUMENTS - CONTINUED

	Fair Value	Principal Valuation Techniques	Unobservable Input	Amount
SBA-interest only strips	$ 3,294,283	Discounted cash flow	Constant prepayment rate	5.27 - 10.73%
			Bond equivalent yield	23.25 - 65.80%
SBA-unguaranteed interests in 504 loans	$ 1,851,233	Discounted cash flow	Constant prepayment rate	8.00 - 12.00%
			Bond equivalent yield	9.26 - 9.95%

Management additionally considers whether loans on the related SBA-interest only strips are delinquent, in default or prepaying, and adjusts the fair value down 20 – 100% depending on the length of time in default.

SBA-unguaranteed interests in 504 loans are carried at less than the outstanding balance. The security may be marked up if prepayment is likely or as consistent payment history is realized. Management also considers other factors such as delinquency or default and adjusts the fair value accordingly.

The following table illustrates the changes in the fair value of all financial assets measured on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2016:

	SBA-interest only strips	SBA - unguaranteed interests in 504 loans	Total
Beginning balance, January 1, 2016	$ 5,710,076	$ 1,891,996	$ 7,602,072
Collections applied to balance on SBA-unguaranteed interests in 504 loans	-	(584,766)	(584,766)
Interest only strips issued or purchased	7,050,788	-	7,050,788
Strip sales	(8,246,896)	-	(8,246,896)
Settled strips	(1,856,837)	-	(1,856,837)
Unrealized gain	637,152	544,003	1,181,155
Ending balance, December 31, 2016	$ 3,294,283	$ 1,851,233	$ 5,145,516

There were no SBA-interest only strips or SBA-unguaranteed interests in 504 loans transferred in or out of the Level 3 category for the year ended December 31, 2016.

The change in unrealized gains or losses related to Level 3 investments is included in trading gains, net in the accompanying statement of operations and totaled $1,181,155 for the year ended December 31, 2016. The realized gains on the sale of interest only strips totaled $794,221 for the year ended December 31, 2016 and are included in trading gains, net in the accompanying statement of operations.

NOTE 3. FINANCIAL INSTRUMENTS - CONTINUED

Valuation Techniques

In accordance with ASC 820, valuation techniques used for assets and liabilities accounted for at fair value are generally categorized into three types:

Market approach valuation techniques use prices and other relevant information from market transactions involving identical or comparable assets or liabilities. Valuation techniques consistent with the market approach include comparables and matrix pricing. Comparables use market multiples, which might lie in ranges with a different multiple for each comparable. The selection of where within the range the appropriate multiple falls requires judgment, considering both quantitative and qualitative factors specific to the measurement. Matrix pricing is a mathematical technique used principally to value certain securities without relying exclusively on quoted prices for the specific securities, but comparing the securities to benchmark or comparable securities.

Income approach valuation techniques convert future amounts, such as cash flows or earnings, to a single present amount, or a discounted amount. These techniques rely on current market expectations of future amounts. Examples of income approach valuation techniques include present value techniques; option-pricing models, binomial or lattice models that incorporate present value techniques; and the multi-period excess earnings method.

Cost approach valuation techniques are based upon the amount that, at present, would be required to replace the service capacity of an asset, or the current replacement cost. That is, from the perspective of a market participant (seller), the price that would be received for the asset is determined based on the cost to a market participant (buyer) to acquire or construct a substitute asset of comparable utility.

The three approaches described above are consistent with generally accepted valuation methodologies. While all three approaches are not applicable to all assets or liabilities accounted for at fair value, where appropriate and possible, one or more valuation techniques may be used. The selection of the valuation method to apply considers the definition of an exit price and the nature of the asset being valued, and significant expertise and judgment is required. For assets reported at fair value, the valuation technique selected is generally the market or income approach. For the year ended December 31, 2016, the application of valuation techniques applied to similar assets and liabilities has been consistent.

NOTE 3. FINANCIAL INSTRUMENTS - CONTINUED

Other Financial Instruments

The following assumptions were used to estimate the fair value of other financial instruments included on the statement of financial condition for which it is practicable to estimate the value:

The carrying amount of cash and cash equivalents approximates the fair value because of the short maturity of those instruments.

The carrying amounts of accrued interest and loan principal receivable, other receivables, amounts payable to clearing organization, amounts payable to parent company, and accounts payable and accrued liabilities approximate their fair value due to the short maturity of these items and/or the floating interest rates they bear.

The carrying amounts of payables under repurchase agreements approximates fair value due to the floating interest rates they bear.

The carrying amounts of bank borrowings approximate fair value due to the floating interest rates they bear.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule prohibits a member from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to 1. At December 31, 2016, the Company's net capital ratio was 0.13 to 1, and its net capital of approximately $66,439,000 was in excess of its required net capital of approximately $566,000, resulting in excess net capital of approximately $65,873,000.

Proprietary accounts held at the clearing broker (PAIB assets) are considered allowable assets in the computation of net capital, pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3. This rule requires the Company to compute the amount of funds obtained from customers (credits) and compare it to the total amount it has extended to finance customer transactions (debits). If credits exceed debits, the Company is required to have on deposit an amount at least equal to this difference for the exclusive benefit of customers. At December 31, 2016, the Company held $500,000 in a reserve bank account for this purpose.

NOTE 5. SECURITIES OWNED

Securities owned consist of marketable securities carried at fair value. Included in securities owned at December 31, 2016 is $27,474,973 of principal balance of commitments to purchase SBA guaranteed loans which have not yet been settled. The amounts payable related to these commitments is included in amounts payable for securities in the statement of financial condition. All owned securities, with the exception of the commitments described in Note 10, are pledged under various financing agreements. Resulting unrealized gains and losses from securities owned are included in trading gains, net in the accompanying statement of operations.

NOTE 6. AMOUNTS PAYABLE UNDER REPURCHASE AGREEMENTS

As of December 31, 2016, the amounts due under repurchase agreements are payable to various financial institutions, under sale and repurchase agreements with an aggregate limit of approximately $310,000,000, which may be increased or decreased at the discretion of the financial institutions. The amounts are due within 180 days of the advance of funds and are collateralized by securities financed under repurchase agreements. Interest is payable monthly and is computed daily using an index of prime less a fixed basis (1.00% to 2.35%). At December 31, 2016, the Company owed $284,546,060 under repurchase agreements. Additionally, the Company had $309,287 in accrued interest payable to the various financial institutions which is included in accounts payable and accrued liabilities in the accompanying statement of financial condition. At December 31, 2016, the borrowing rates ranged from 1.15% to 2.75%.

NOTE 7. CLEARING ORGANIZATION

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all securities transactions with brokers and dealers. The balance shown as payable to clearing organization results from normal trading transactions of the Company, as principal, and is collateralized by securities owned which are held at the clearing organization. Also included in this balance is accrued interest expense on amounts due to the clearing broker, net of accrued interest income from bond issuers on securities owned and on free credit balances from the clearing broker.

NOTE 8. BANK BORROWINGS – RELATED PARTY

The Company has a bank line of credit secured by securities owned by the Company with a financial institution that is principally owned by shareholders of CFH. The agreement provides that the related-party financial institution may provide up to a maximum of $150,000,000 at December 31, 2016 for the purchase of the guaranteed portions of SBA and other government agency guaranteed loans and pools. At December 31, 2016, $108,937,645 was outstanding under this arrangement. The borrowing rate on the secured bank line of credit is calculated using an index of the Federal Home Loan Bank of Cincinnati Overnight Repo Advance Rate plus 1.25%. The interest rate was 1.90% at December 31, 2016.

The Company incurred $2,022,755 of fees and interest expense from related party financing arrangements during 2016 which is included in interest expense in the accompanying statement of operations. At December 31, 2016, the Company owed the related parties $158,454 for fees and interest expense which is included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

The Company also purchased and sold approximately $5 million and $32 million, respectively, of guaranteed loans and pools to this related-party financial institution during the year ended December 31, 2016.

NOTE 9. OTHER RELATED PARTIES

The Company sold approximately $1,481,000 of municipal and fixed income securities to employees and other related parties of employees for their own accounts during 2016.

NOTE 10. COMMITMENTS AND CONTINGENCIES

Commitments to Purchase and Resell Securities

The Company's commitments to purchase and resell SBA guaranteed loans and pools as of December 31, 2016 are summarized as follows:

Aggregate guaranteed principal of commitments to purchase and resell or pool SBA guaranteed loans included in securities owned	$	27,474,973
Aggregate guaranteed principal of commitments to resell SBA guaranteed loans and pools included in sales proceeds receivable	$	23,631,941
Aggregate guaranteed principal of commitments to purchase and resell SBA guaranteed loans	$	13,958,332

NOTE 10. COMMITMENTS AND CONTINGENCIES - CONTINUED

Commitments to Purchase and Resell Securities - Continued

These commitments are related to SBA guaranteed loans and pools whose interest rates generally fluctuate with the prime rate. The Company records changes in the market value of these commitments in trading gains, net in the accompanying statement of operations.

In the normal course of business, the Company enters into underwriting commitments. Transactions related to such underwriting commitments that were open at December 31, 2016, and were subsequently settled, had no material effect on the financial statements as of that date.

Lease Commitments

The Company leases its office facilities, certain office equipment, and market information services under noncancelable operating leases. At December 31, 2016, future minimum rental commitments under these leases were as follows:

Year ending December 31,	
2017	$ 1,510,127
2018	980,158
2019	621,965
2020	630,745
2021	603,166
2022 and thereafter	429,135
	$ 4,775,296

Rent expense totaled approximately $1,956,067 for the year ended December 31, 2016 which is included in occupancy, operating and overhead in the accompanying statement of operations.

Litigation

The Company is subject to various claims arising in the normal course of business. Management believes any such claims will not have a material adverse impact on the Company's financial position or results of operations.

NOTE 10. COMMITMENTS AND CONTINGENCIES - CONTINUED

Market Risks and Credit Risks

In the normal course of business, the clearing broker's and the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and the Company seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Company monitor required margin levels daily, and pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices. There were no short positions as of December 31, 2016.

Transactions in SBA guaranteed loans and pools of such loans are executed with terms that require the loans to be funded or delivered to the Company for resale to the intended purchaser before the Company is obligated to make delivery to such purchaser. The Company, therefore, has little risk if a selling counterparty or party to a repurchase agreement is unable to honor its commitment to sell such securities to the Company and, as a result, the Company does not honor its commitment to sell to its customers. The Company has a credit risk if a customer cannot honor his commitment to purchase loans. Since the principal of SBA loans is guaranteed by the federal government, credit risk is ultimately limited to any premium which the Company has paid for the loan. The premium paid for any individual loan would generally not be material to the Company's financial position.

Market fluctuations of SBA guaranteed securities which the Company is committed to purchase, for which it does not have a commitment to sell or for which a buyer does not honor his commitment to purchase, subjects the Company to market risk. This market risk is minimized due to the fact that the interest rates on these loans generally fluctuate with the prime rate.

NOTE 10. COMMITMENTS AND CONTINGENCIES - CONTINUED

Market Risks and Credit Risks - Continued

The Company attempts to control its exposure to interest rate risk through the use of hedging strategies and various statistical monitoring techniques. On occasion, the Company will enter into interest rate futures contracts as part of its hedging strategies. No material interest rate futures contracts were recorded as of December 31, 2016.

Exchange-traded financial instruments, such as futures, generally do not give rise to significant counterparty exposure due to the margin requirements of the individual exchanges.

The Company maintains its cash accounts primarily with two financial institutions. At times, the amounts on deposit may be in excess of the FDIC insured limits; however, these accounts are regularly monitored and not deemed a significant risk.

NOTE 11. PUT OPTIONS

A put right exists, which grants each shareholder of CFH the right to cause CFH to buy back its respective common shares. The CFH shareholder agreement requires CFH, under the put right, to pay a minimum of 50% of the purchase price for each share within 90 days of the date of notice and the remaining 50% of the purchase prior to the one year anniversary of the date of notice. The remaining unpaid portion will bear interest from the date of the scheduled payment date (90 days after the date of the notice) at a fixed interest rate equal to the greater of 12% or the interest rate of a one year United States Treasury security.

The purchase price of the shares, under the put right, will be the sum of the book value of all wholly owned subsidiaries of CFH, including CSI, as of the end of the month following the date of notice to CFH plus any dividends received by CFH from wholly owned subsidiaries and not paid to shareholders. Exercising these put options will result in a distribution from CSI to CFH to cover the purchase price of the shares purchased by CFH. No shares were repurchased in 2016.

NOTE 12. PROFIT SHARING PLAN

The Company has established a profit sharing plan under Internal Revenue Code Section 401(k) for the benefit of its employees. Under the plan, employees may make contributions up to prescribed limits. In addition, the Company may, at its discretion, make contributions to the plan up to limits prescribed in the Internal Revenue Code. During 2016, the Company did not make a discretionary employer matching contribution.

NOTE 13. EMPLOYEE STOCK OWNERSHIP PLAN

On May 30, 2008 CFH established the Coastal Financial Holdings, Inc. Employee Stock Ownership Plan (ESOP) as a long-term employee benefit plan of CFH and its subsidiaries. On that date, the ESOP purchased 4,233 shares, or approximately 30%, of the then outstanding common stock of CFH. These shares represent 40% of the current outstanding shares of CFH. The ESOP paid for this purchase with a promissory note of the ESOP in favor of CFH in the principal amount of $14,286,841, to be repaid by the ESOP over the 25-year life of the loan through its use of contributions from CFH to the ESOP and/or dividends paid on the shares of CFH's common stock held by the ESOP. CFH financed the purchase of the shares it sold to the ESOP by individual seller financed promissory notes from shareholders electing to participate in the sale of shares for the ESOP. As of December 31, 2016, the amount of the promissory note from the ESOP to CFH for this tranche totals $371,992. The promissory notes payable by CFH to the individual sellers related to this tranche have been paid in full.

On December 28, 2015, the ESOP purchased an additional 3,550 shares, or approximately 34%, of the outstanding common stock of CFH. The ESOP paid for this tranche of purchases through a combination of cash, for 351 shares, and a promissory note of the ESOP in favor of CFH in the principal amount of $40,787,250 to be repaid by the ESOP over the 20-year life of the loan through its use of contributions from CFH to the ESOP and/or dividends paid on the shares of CFH's common stock held by the ESOP. CFH purchased the shares through cash received from the ESOP for 351 shares and individual seller financed promissory notes from shareholders electing to participate in the financing of the sale of shares to the ESOP for 3,199 shares. As of December 31, 2016, the amount of the promissory note from the ESOP to CFH for this tranche totals $39,269,324. The promissory notes payable by CFH to the individual sellers related to this tranche totaled $38,102,630 as of December 31, 2016.

The ESOP provides for the allocation of CFH's common stock it holds on a noncontributory basis to eligible employees of CFH and its subsidiaries. Beginning in fiscal year 2008, as the ESOP repays the loan through its use of contributions and dividends from CFH, shares will be released and allocated to eligible employees in proportion to their eligible compensation. The shares that are released for allocation on an annual basis will be in the same proportion that the current year's principal and interest payments bear in relation to the total remaining principal and interest payments to be paid over the life of the ESOP loans. The Company will recognize compensation expense based on the estimated fair value of the shares of CFH's common stock that are allocated to and earned by CSI employees in each annual period less distributions on released shares. For the year ended December 31, 2016, CSI recognized $3,972,372 of compensation expense related to the ESOP.

Other than the compensation expense, with corresponding entries to paid-in capital and retained earnings that are recorded in CSI's financial statement, all ESOP transactions are recorded at the CFH level. CSI does not guarantee any of the ESOP related debt and CSI's debt and liabilities are senior to any claims from the ESOP or sellers.

NOTE 14. SALE OF COMPANY ASSETS

On October 26, 2016, the Company entered into an Asset Purchase Agreement with FTN Financial, a division of First Tennessee Bank National Association, whereby substantially all the assets of the Company will be sold. The transaction is structured as an asset purchase and the expected closing date is April 3, 2017, effective April 1, 2017. The aggregate purchase price is a premium plus an amount equal to the March 31, 2017 stockholder's equity, plus or minus any purchase price adjustments. The transaction is subject to regulatory approvals and other customary closing conditions. The Company purchased and sold approximately $249 million and $211 million, respectively, of guaranteed loans and pools to this institution and their affiliated parties during the year ended December 31, 2016.

NOTE 15. SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the year ended December 31, 2016. Therefore, a statement of changes in liabilities subordinated to claims of general creditors has not been presented.

NOTE 16. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2017, which is the date the financial statements were available to be issued, and determined that no additional events have occurred subsequent to December 31, 2016 that warrant additional disclosure.

Availability of Financial Information

The Statement of Financial Condition of the most recent audit report, pursuant to Rule 17a-5, is available for examination at the offices of the Corporation and at the regional offices of the Securities and Exchange Commission.

SUPPLEMENTAL INFORMATION

COASTAL SECURITIES, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2016

NET CAPITAL	
Stockholder's equity, as reported on statement of financial condition	$ 87,211,019
Less nonallowable assets:	
SBA-interest only strips and SBA-unguaranteed interests in 504 loans	5,145,516
Property and equipment, net	1,280,631
Other receivables	2,901,036
Accrued interest and loan principal receivable	713,125
Other assets	881,042
Less exposure on customer TBA short positions	106,765
Less other deductions, SBA premium haircuts	6,302,852
Net capital before haircuts on securities positions	69,880,052
Less haircuts:	
Trading and investment securities	3,440,970
Net capital	$ 66,439,082
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness liabilities from the statement of financial condition	$ 8,496,228
Aggregate indebtedness	$ 8,496,228
Net capital requirements (the greater of $250,000 or 6.67% of aggregate indebtedness)	$ 566,415
Net capital in excess of required amount	$ 65,872,667
Ratio of aggregate indebtedness to net capital	.13 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2016, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5, on January 26, 2017.

COASTAL SECURITIES, INC.
SCHEDULE FOR DETERMINATION OF CUSTOMER ACCOUNT
RESERVE REQUIREMENTS OF BROKERS AND DEALERS
UNDER RULE 15c3-3, EXHIBIT A AND RELATED NOTES
DECEMBER 31, 2016

RESERVE COMPUTATION		
Total credits	$	29,375
Total debits		-
105% of excess of total credits over total debits	$	30,844
Reserve Bank Account:		
Amount held in Reserve Bank Account including value of qualified securities	$	500,000
Amount of deposit or withdrawal including value of qualified securities		-
New amount in Reserve Bank Account after adding deposit or subtracting withdrawal including value of qualified securities	$	500,000

Note: The above computation does not differ from the computation of reserve under Rule 15c3-3 as of December 31, 2016, filed with the Securities and Exchange Commission by the Company on Part IIC of Form X-17A-5, on January 26, 2017.

COASTAL SECURITIES, INC.
SCHEDULE OF INFORMATION FOR POSSESSION
OR CONTROL REQUIREMENTS OF BROKERS AND DEALERS
UNDER RULE 15c3-3
DECEMBER 31, 2016

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):

A. Number of items	None noted

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:

A. Number of items	None noted

weaver
Assurance · Tax · Advisory

Report of Independent Registered Public Accounting Firm

We have examined Coastal Securities, Inc.'s (the Company) statements, included in the accompanying Coastal Securities, Inc. Compliance Report, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2016; (2) the Company's internal control over compliance was effective as of December 31, 2016; (3) the Company was in compliance with 17 C.F.R. § 240.15c3-1 and 240.15c3-3(e) as of December 31, 2016; and (4) the information used to state that the Company was in compliance with 17 C.F.R. § 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3 will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2016; the Company complied with 17 C.F.R. § 240.15c3-1 and 240.15c3-3(e) as of December 31, 2016; and the information used to assert compliance with 17 C.F.R. § 240.15c3-1 and 240.15c3-3(e) as of December 31, 2016 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. § 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Coastal Securities Inc.'s statements referred to above are fairly stated, in all material respects.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 27, 2017

Coastal Securities, Inc. Compliance Report

Coastal Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2016;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2016;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2016; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

I, Brian Folk, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

Coastal Securities, Inc.
By: Brian Folk
Title: President/CFO
February 27, 2017

weaver
Assurance • Tax • Advisory

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures

To the Board of Directors
Coastal Securities, Inc.
Houston, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Coastal Securities, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Coastal Securities, Inc. (the Company) for the year ended December 31, 2016, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger and copies of checks noting no differences.

2. Compared the total revenues reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the total revenues reported in Form SIPC-7 for the year ended December 31, 2016, noting a difference of $2,249,075. The following differences were noted:

    a. ($2,266,771) of purchased interest is recorded in interest expense in the Annual Audited Report Form X-17A-5 Part III but as a reduction of interest income on Form SIPC-7.

    b. $17,696 of bad debt expense is recorded net against commission income in the Annual Audited Report Form X-17A-5 Part III but not reported in Form SIPC-7.

3. Compared any adjustments reported in Form SIPC-7 with the detailed schedules listing all revenue associated with bank loans guaranteed by the Small Business Administration, United States Department of Agriculture and other government entities noting no differences.

4. Recalculated the arithmetical accuracy the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

5. Noted no overpayment applied to the current assessment on Form SIPC-7.

To the Board of Directors
Coastal Securities, Inc.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of specific parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

February 27, 2017

Houston, Texas

COASTAL SECURITIES, INC.
GENERAL ASSESSMENT RECONCILIATION FORM (SIPC-7)

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

SIPC-7
(33-REV 7/10)

General Assessment Reconciliation

For the Fiscal year ended 12/31/2016

(Read carefully the instruction in your working copy before completing this form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043227 FINRA DEC
COASTAL SECURITIES INC
920 MEMORIAL CITY WAY 11TH FL
HOUSTON, TX 77024-2852

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2)	$ 127,852
B. Less payment made with SIPC-6 filed (exclude interest) 7/27/2016 (Date Paid)	(64,741)
C. Less prior overpayment applied	
D. Assessment balance due or (overpayment)	63,111
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F. Total assessment balance and interest due (or overpayment carried forward)	$ 63,111

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 63,111

H. Overpayment carried forward ____

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Coastal Securities, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

(Title)

Dated the ____ day of __________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ~~Postmarked~~ ~~Received~~ ~~Reviewed~~

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

COASTAL SECURITIES, INC.
GENERAL ASSESSMENT RECONCILIATION FORM (SIPC-7)

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.		Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 70,251,115
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		$ 19,110,306
(Deductions in excess of $100,000 require documentation)		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		
Total deductions		$ 19,110,306
2d. SIPC Net Operating Revenues		$ 51,140,809
2e. General Assessment @ .0025		$ 127,852

(to page 1, line 2.A.)

COASTAL SECURITIES, INC.
GENERAL ASSESSMENT RECONCILIATION FORM (SIPC-7)

January 27, 2017

Explanation to deduction on line 2c(8) of SIPC-7 Report

Coastal Securities buys and sells bank loans guaranteed by the Small Business Administration, United States Department of Agriculture and other government entities. Per discussion with Linda Siemers at SIPC, these types of loans are not securities by definition of Section 16(14) of the SIPC Act. Therefore, the revenues associated with this type of business are deducted from the revenues reported on the FOCUS as follows:

Reported per the FOCUS	70,251,115
Revenues from Loans	19,110,306
Revenues reported on SIPC	51,140,809

If you have any questions or concems about this adjustment please contact:

Alan Mauk
Senior Vice President - Controller
Coastal Securities, Inc.
713-435-4319